Exhibit 99.10

ZenaTech Announces the New ZenaDrone IQ Quad Drone to Support Growth in Land Survey, Construction, Urban Planning and Public Works Markets

Vancouver, British Columbia, (January 20, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces the launch of the IQ Quad drone, the newest autonomous Vertical Take off and Landing (VTOL) AI drone that is purpose-built for fast and accurate surveys, designed and manufactured by its subsidiary ZenaDrone. The IQ Quad was developed to serve key survey and mapping markets through the company’s Drone as a Service platform including construction, real estate development, urban planning, and public works customers. Over the coming weeks, the company plans to deploy the IQ Quad across select Drone as a Service locations for on-site integration and testing followed by a wider roll out to it’s US and global DaaS locations.

“This launch represents a meaningful step forward in our strategy to deliver purpose-built autonomous AI solutions for high-value, data-intensive industries. Land surveying is a large, growing and underserved market, where speed, accuracy, and repeatability are critical, and the IQ Quad was engineered by ZenaDrone from the ground up to meet those exact requirements,” said Shaun Passley, Ph.D., ZenaTech CEO. “We believe the IQ Quad will significantly improve the productivity of our survey professionals while strengthening our vertically integrated Drone as a Service platform and meaningfully expanding recurring revenue opportunities.”

The IQ Quad is a medium-class, field deployable enterprise quadcopter-design drone for diverse land surveying applications across industries. It supports a range of high-resolution sensors, including 4K cameras, LiDAR, multispectral, and thermal sensors to capture detailed aerial data in complex environments. The IQ Quad is equipped with features such as advanced obstacle detection, terrain-following sensors, and 360-degree situational awareness cameras to enhance safety and performance. This drone platform was designed to deliver comprehensive, survey-grade insights with operational efficiency and versatility. It is engineered to collect highly accurate geospatial data to produce professional-grade land maps and 3D terrain models used in surveying, infrastructure, and development projects.

The ZenaDrone IQ Quad features a durable, weather-resistant carbon fiber airframe, autonomous recharging via landing on a charging station, and its folding arms ensure portability and easy storage.  With a payload capacity of 2–3 kg, the drone is adaptable to various interchanging survey equipment. It offers flight endurance of up to 45 minutes and a range of up to 5 km.

Industry analysts project the global drone-specific surveying market to be growing at over 19% per year, from $2 billion today, the market could reach over $11B by 2033. Other analysts project the broader surveying and geospatial services, and mapping market could reach $50B in the next ten years as drone-enriched services and advanced data insights increasingly displacing traditional methods and workflows.

ZenaTech’s Drone as a Service platform delivers on-demand and subscription-based drone solutions that modernize traditional field services, including surveying, inspection, maintenance, power washing, inventory management, and precision agriculture. By acquiring established, revenue-generating service businesses and upgrading them with advanced drone technology, automation, and data analytics, the company is building a scalable, multi-service DaaS network with immediate cash flow and long-term growth potential. This strategy enables faster, safer, and more precise service delivery for business and government customers, while creating recurring revenue, operating leverage, and a defensible technology-enabled services platform. In the first year of operation, the company has established 19 US and three international DaaS business locations.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for commercial, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.